Exhibit 99.1

Hi everyone,

My name is Adam Cisse and I work on the operations team here at Masterworks.

I am delighted to announce a new offering by the American painter, Alex Katz. Known for his flattened style of portraiture that employs bold colors, Katz has drawn inspiration from the visual language of billboards and television to develop his unique and immediately recognizable style.

With a major retrospective of the artist’s work currently on view at the Guggenheim museum in New York, we continue to see the artist’s cultural popularity rise in significance.

To provide investment quality paintings by the artist, our acquisitions team has reviewed over 205 examples of Katz’s work from around the world, many of which are priced in excess of $1 million. Of these examples, this is the sixth we have selected to be offered on the Masterworks platform.

Entitled “xMxaxex,” the latest offering was painted in 2005 and features a single female figure placed against a pale yellow background. The figure addresses the viewer with piercing blue eyes. The figure’s simplified features, plus her placement within an ambiguous setting that minimizes any sense of explicit context, speaks to Katz’s influences from film and advertising.

As of January 2023, examples created after 2000 which feature a single female subject, have sold in excess of $800,000 at auction. These include “White Visor” (2003), which is larger than the Painting and sold for over $1.1 million at Sotheby’s, London in March of 2022, “Tara” (2003), which sold for $1 million at Ketterer Kunst, Munich in December of 2021, and “Bathing Cap (Suzette)” (2010), which sold for $800,000 at Christie’s, London in October of 2021.

Between November 1991 to October 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 9.8%. Between May 1984 to September 2022, record auction prices for Katz’s work have grown at a compound annualized rate of 13.3%.